Omar Ishrak
Chairman and CEO
2014 Annual Shareholders Meeting
August 21, 2014
Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: August  22, 2014

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION
Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”),  has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER
RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN
IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New
Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling  763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at
investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A,
dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on
Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements contained in this communication that refer to New Medtronic’s, Medtronic's and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,”
“believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,”
“project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance.
Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business,
Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and

Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of
Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's,  Medtronic’s and/or
Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April
25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended
September 27, 2013, and from time to time in Medtronic's and Covidien’s other investor communications. Except as expressly required by law, each of New
Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.
STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES
The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Medtronic Executive Committee
Omar
Ishrak
Chairman
and Chief
Executive Officer
Hooman
Hakami
EVP and Group
President,
Diabetes
Geoff
Martha
SVP, Chief
Integration
Officer
Chris
O’Connell
EVP and Group
President,
Restorative
Therapies
Milind
Shah
VP, South
Asia
Takashi
Shimada
VP and
President,
Japan
Rob
ten Hoedt
EVP and President,
Europe, Middle
East, Africa
and Canada
Chris
Lee
VP and President,
Greater China
Katie
Szyman
SVP, Channel
Strategies
Luann
Pendy
SVP,
Global
Quality
James
Hogan
VP and
President,
Latin America
Michael
Genau
SVP and
President,
United States
Mike
Coyle
EVP and Group
President,
Cardiac and
Vascular
Gary
Ellis
EVP and
Chief Financial
Officer
Stephen
Oesterle,
M.D.
SVP, Medicine
and
Technology
Joon
Hurh
VP and
President,
Asia Pacific
Rick
Kuntz, M.D.
SVP and Chief
Scientific, Clinical
and Regulatory
Officer
Brad
Lerman
SVP and General
Counsel,
Corp. Security
Carol
Surface
SVP and
Chief Human
Resources
Officer

Medtronic Board of Directors
Michael Leavitt
Founder and Chairman,
Leavitt Partners
James Lenehan
Financial Consultant
and Retired Vice Chairman and
President, Johnson & Johnson
Denise O’Leary
Private Venture
Capital Investor
Preetha Reddy, M.D.
Managing Director, Apollo Hospitals
Enterprise Limited
Robert Pozen
Chairman,
MFS Investment Management
Shirley Ann Jackson, Ph.D.
President,
Rensselaer Polytechnic Institute
Omar Ishrak
Chairman
and Chief Executive Officer
Richard Anderson
Chief Executive Officer,
Delta Air Lines, Inc.
Scott Donnelly
Chairman, President and Chief
Executive Officer, Textron, Inc.
Kendall Powell
Chairman and Chief
Executive Officer, General
Mills, Inc.

Co-Founder and Director Emeritus Dr. Earl E. Bakken

Insert Bakken Invitation Video

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Brad Lerman SVP, General Counsel & Corporate Secretary Business Items and Balloting

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Universal Healthcare Needs Improve Clinical Outcomes Expand Access Optimize Cost and Efficiency

Economic Value Globalization
Strategies
Strategies
Therapy
Innovation
Universal HC needs
Universal HC needs
Improve clinical
outcomes
Expand access
Optimize cost
and efficiency
Strategies to Address Healthcare Needs

Therapy Innovation Highlights: MiniMed 530G
• Important breakthrough toward
artificial pancreas
• Mimics certain functionalities
of a healthy pancreas
• Automatically stops insulin
delivery if glucose levels fall
below threshold
MiniMed® 530G System
with the Enlite® Sensor

Creating Value Through Surgical Synergy
Delivering better surgical
outcomes through
procedural innovations that
integrate our enabling
technologies, surgical tools,
device implants and
therapy expertise

Our Neuroscience Portfolio Is Deep, Broad and Differentiated
Enabling technologies and
surgical tools
Brain surgeries rapidly advancing,
with functional restoration (i.e. DBS)
BRAIN
Procedural engine of Neurosurgery;
>70% perform Spine surgery
•
Only company with leading
position in all three
therapeutic categories
•
1,000+ U.S. neurosurgeons
utilize technology from all
three Medtronic divisions
NEUROSURGERY
TECHNOLOGY
SPINE & PAIN
MDT’s Unique Position

Therapy Innovation Highlights: Reveal LINQ
•
87% smaller than our
previous device
•
Continuously monitors heart rate
and rhythm
•
Helps diagnose cardiac arrhythmias
•
Increases physician and patient
acceptance
Reveal LINQ™ Insertable
Cardiac Monitor

Patient Video Roll-in: Reveal LINQ

Therapy Innovation Highlights: CoreValve System
• Received FDA approval for Extreme-
Risk and High-Risk patients
• Differentiated therapy for severe
aortic stenosis patients too ill or
frail for open-heart surgery
• Superior valve performance
and lower mortality rates than
traditional surgery

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Developing Tailored Solutions to Address Market-Specific
Needs & Expand Access
Shruti
Kidney Dialysis
•
Market development
•
Channel management
•
Public and private partnerships
•
Value segment products
and business models
•
Global Health Initiative
Premium
Value
Underserved

Innovative Kidney Hemodialysis Program
for Emerging Markets
• End stage renal disease has high
prevalence worldwide and is
disproportionately costly
• Reduces infrastructure and cost
• Uses 90% less water
• Small, highly flexible, portable size
(20kg) improves patient access
Novel Hemodialysis System

Shruti Program for the Underserved More than 35,000 patients screened 10% identified for follow-up care Delivers screening, diagnosis and treatment for chronic ear infections 150 surgeries performed

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Building An Integrated Health Solutions Business
Cath Lab Managed
Services
Creating efficiency along the care continuum
Cardiocom: Patient care coordination from
hospital to home
Establishing long-term value-based partnerships
Cath Lab Managed Services: Helping hospitals more
effectively manage cath labs and ORs
Increasing global scale and broadening our product
offering to drive future growth

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

FY14 Sales and Net Earnings Results
Revenue $17.0 billion
% Growth, as reported +3%
% Growth, constant currency +4%
Reconciliation available on Medtronic’s website at www.medtronic.com.
GAAP Net Earnings $3.1 billion
% Decline -12%
GAAP Diluted EPS $3.02
% Decline -10%
Non-GAAP Net Earnings $3.9 billion
% Growth 0%
Non-GAAP Diluted EPS $3.82
% Growth +2%

Q1 FY15 Sales and Net Earnings Results
Revenue $4.3 billion
% Growth, as reported +5%
% Growth, constant currency +4%
Reconciliation available on Medtronic’s website at www.medtronic.com.
GAAP Net Earnings $871 million
% Decline -9%
GAAP Diluted EPS $0.87
% Decline -6%
Non-GAAP Net Earnings $934 million
% Growth +4%
Non-GAAP Diluted EPS $0.93
% Growth +6%

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

+100% +75% +65% 3-Year Stock Performance: MDT Up ~100% $64.15 $64.15 $32.03 $32.03 -20% 0% 20% 40% 60% 80% 100% 120% Medtronic Inc DOW JONES US MEDICAL EQUIPMENT S&P 500

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Medtronic to Acquire Covidien Creates the premier global medical technology and services company with unmatched breadth and patient reach

The Medtronic Mission: A Shared Sense of Purpose
To contribute to human welfare…alleviate pain,
restore health, and extend life…
To direct our growth in the areas of maximum strength
and ability…to continuously build on these areas through
education and knowledge…
To strive without reserve for the greatest reliability and
quality… to be recognized as a company of dedication,
honesty, integrity, and service…
To make a fair profit…
To recognize the personal worth of employees…
To maintain good citizenship as a company.
“
”

A Strong Strategic Fit
&
Uniquely positioned to expand our industry-leading
franchises through our three differentiated strategies:
Economic Value: Becoming a leader in value-based
healthcare by incorporating EV into our DNA
Globalization: Addressing the inequities
in healthcare access globally
Therapy Innovation: Delivering strong launch
cadence of meaningful therapies and procedures

Three Key Benefits for Medtronic and Covidien
Therapy Innovation
Therapy
Innovation
1. Strengthen and enhance Peripheral Vascular
and Neuroscience portfolios
2. Leverage adjacencies in Medtronic Surgical
Technologies and Covidien Surgical Solutions
3.   Accelerate market adoption of early stage
Covidien therapies

countries
150
+
locations
300
+
combined
EM revenue
$3.7B
Combined Company Immediately Accelerates Ability
to Expand Global Access
Broader presence facilitates more rapid expansion
Covidien products such as surgical tools and capital equipment are adopted earlier in hospitals, becoming a base for Medtronic chronic disease therapies
Combined R&D and manufacturing breadth globally enables
broader government partnerships

Complementary Solutions Create Opportunities for Robust
Integrated Health Offerings
Value in post-acute settings
Value in post-acute settings
Value in hospital efficiencies
Value in hospital efficiencies

Combination Results in Strategic Diversification
Surgical Surgical
Solutions Solutions
Respiratory & Respiratory &
Patient Care Patient Care
Spine Spine
Cardiac Rhythm Cardiac Rhythm
& Heart Failure & Heart Failure
Coronary  Coronary
& Structural & Structural
Heart Heart
Diabetes Diabetes

Urological, urogynecological and gastroenterological
Diagnostics and solutions
Diabetes
Neurological
Spinal and orthopedic
Ear, nose and throat
Structural heart
Endovascular
Coronary
Cardiac rhythm
Severe spasticity
Parkinson’s disease
Essential tremor
Dystonia*
Hydrocephalus
Obsessive-compulsive disorder*
Brain tumors and lesions
Chronic pain
Subdural hematomas
Cranial trauma
Cervical degenerative disc disease
Scoliosis
Degenerative disc disease
Spinal fracture
Lumbar spinal stenosis
Tibial fractures
Orthopedic trauma
Sinus diseases
Thyroid conditions
Otologic disorders
Sleep-disordered breathing
Pediatric conditions
Ménière’s disease
Heart valve disease
Congenital heart disease
Overactive bladder and urinary retention
Nausea and vomiting associated with gastroparesis*
Fecal incontinence
Atrial fibrillation
Slow heart rates
(bradycardia)
Fast heart rates
(tachycardia)
Heart failure
Asymptomatic
heart rates
Cardio-Pulmonary
Acute ischemic stroke
Brain aneurysm
Vascular embolization
Thyroidectomy
Airway access
Interventional GI
Cholecystectomy
Appendectomy
Barrett’s esophagus
Capsule endoscopy
Bariatric bypass and sleeves
Colon resection
Hemorrhoidectomy
Nutrition delivery
Hysterectomy
Fibroids
Salpingo-oophorectomy (sterilization)
CO2 and Respiration
Consciousness
Oximetry (pulse and bi-spectral)
Skin integrity
Patient & caregiver safety
* Humanitarian device in the United States – the effectiveness for this use has not been demonstrated
Coronary artery disease
Interventional lung
Lobectomy/resection
Mechanical ventilation
Further Expanding Our Comprehensive Portfolio
• Arterial
• Venous insufficiency
• Deep vein thrombosis
• End stage renal disease
Peripheral vascular disease
Aortic aneurysms

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Medtronic will also continue to be subject to all U.S. tax laws:
•
Federal:
35% tax rate on U.S. taxable income
•
State:
up to 12% depending on each state’s
corporate tax rate
•
Local:
up to 9.25% depending on the facility
and employee location
•
Social security for employees
•
Property taxes for facilities
•
Medical device tax: 2.3% on U.S. sales
of medical devices
•
Expect to pay similar rate post-close
Key Facts: Federal, State and Local Taxes
of U.S. Income
Paid in U.S. Taxes
45%+

Continued Focus on Innovation Leadership
Medtronic commits $10B of incremental technology
investments in U.S. over next 10 years
*Over last 10 years
Acquisition and venture
investments: $8.3B+ invested in
80+ U.S.-based companies*
$8.3B+
Clinical research: $450M
invested annually in clinical
trials and studies
(~76% in the U.S.)
$450M
R&D: $11B+
invested in the U.S.*
$11B+

Investing in U.S. Technology and Partnerships
TYRX
Acquisition
Sanofi
Strategic Alliance
Visualase
Acquisition
Combination antibiotic
drug & implanted
medical devices
Diabetes partnership to
improve patient
experience and outcomes
MRI-guided laser ablation
technology expands
neuroscience leadership
Corventis
Acquisition
Mobile cardiac telemetry
system provides
continuous monitoring

Covidien Transaction Summary
•
Acquisition of Covidien for $42.9 billion, in cash ($16.1 billion) and
Medtronic stock ($26.8 billion based on Medtronic’s closing stock price on June 13, 2014, the last trading day prior to the announcement of the acquisition)
•
Represents per share consideration for Covidien shareholders of $35.19 in cash and 0.956 shares of new Medtronic shares
•
Offer represents a 29% premium to  Covidien’s last closing share price on June 13, 2014
Transaction
Terms
Transaction
Structure
•
Formation of new Irish-domiciled entity; current headquarter operations remain intact in Minnesota
•
Transaction taxable, for U.S. federal income tax purposes, to Medtronic and Covidien shareholders
Timing
•
Closing expected in fourth calendar quarter of 2014  or early 2015
•
Subject to regulatory approvals
•
Subject to Medtronic and Covidien shareholder approvals

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Special Excise Tax Is an Additional Tax
•
This excise tax is in addition to the tax on the exchange of shares and is not applicable to any other employees or retirees of the company. It is a tax applicable only to Section 16b officers of Medtronic as well as members of the Board of Directors.
•
Because this excise tax is separate and incremental to the tax on the exchange of shares that applies for all shareholders, including directors and officers of the company, Medtronic will assist directors and officers using a tax
"gross-up."
•
This will result in those shareholders being in the same tax position as
all other shareholders.

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Transforming Healthcare Around the World to Improve More Lives Together: $27 Billion Healthcare Leader 87,000+ Employees Life-Changing Impact for Millions of Patients

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014

Q&A

Omar Ishrak Chairman and CEO 2014 Annual Shareholders Meeting August 21, 2014